

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2019

Roger W. Jenkins
President and Chief Executive Officer
Murphy Oil Corporation
300 Peach Street
El Dorado, AR 71731-7000

      Re: Murphy Oil Corporation
          Form 10-K for the Fiscal Year ended December 31, 2018
          Filed February 27, 2019
          Form 8-K Filed August 8, 2019
          File No. 001-08590

Dear Mr. Jenkins:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Natural Resources

cc: Walter K. Compton